FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                QUARTERLY REPORT


                  For the quarterly period ended March 31, 2001


                               INFICON HOLDING AG


                              INFICON Holdings Inc.
                 (Translation of Registrant's Name Into English)
                                  INFICON Inc.
                              Two Technology Place
                          East Syracuse, New York 13057
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F  X  Form 40-F
                                       ---          ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes     No  X
                                    ---    ---

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-        )

                                Table of Contents




--------------------------------------------------------------------------------



Balance Sheet..................................................................3
Income Statement...............................................................4
Cash Flow Statement............................................................5
Notes to condensed consolidated financial statements...........................6
Operating and Financial Review and Prospects..................................10
Quantitative and Qualitative Disclosure of Market Risk........................13

                               INFICON Holding AG

                           Consolidated Balance Sheets
                           (U.S. Dollars in Thousands)

                                                                          December 31         March 31
                                                                              2000              2001
                                                                              ----              ----
Assets
Current assets:
      Cash and cash equivalents                                             $  28,700         $  21,610
      Trade accounts receivable, net                                           30,972            28,397
      Accounts receivable-affiliate                                             5,721             2,990
      Inventories                                                              22,218            22,868
      Other current assets                                                      7,620             6,267
                                                                            ---------         ---------
Total current assets                                                           95,231            82,132

Property, plant and equipment, net                                             13,941            14,301
Deferred income taxes                                                          40,777            40,335
Other assets                                                                    1,121             2,539
                                                                            ---------         ---------
Total assets                                                                $ 151,070         $ 139,307
                                                                            =========         =========

Liabilities and stockholders' equity
Current liabilities:
      Trade accounts payable, net                                           $   9,632         $  12,270
      Accounts payable-affiliate                                               18,354             2,593
      Accrued liabilities                                                      10,341            12,853
      Income taxes payable                                                      3,343             3,387
                                                                            ---------         ---------
Total current liabilities                                                      41,670            31,103

Long-term debt                                                                    869               747

Stockholders' equity:
      Common stock (2,770,000 shares authorized; 2,315,000
        shares issued; par value CHF 10 (U.S.$5.63)                            13,033            13,033
      Additional paid-in capital                                               93,531            93,531
      Notes receivable from officers                                           (1,307)             (600)
      Retained earnings                                                         5,273            11,935
      Accumulated other comprehensive loss                                     (1.999)          (10,442)
                                                                            ---------         ---------
Total stockholders' equity                                                    108,531           107,457
                                                                            ---------         ---------
Total liabilities and stockholders' equity                                  $ 151,070         $ 139,307
                                                                            =========         =========

                               INFICON Holding AG

                        Consolidated Statements of Income
              (U.S. Dollars in thousands, except per share amounts)


                                                       Quarters ended March 31
                                                         2000           2001
                                                    ----------------------------

Net sales                                             $  40,432       $  49,186

Cost of sales                                            20,089          24,773
                                                    ----------------------------
Gross profit                                             20,343          24,413


Research and development                                  2,577           2,922
Selling, general and administrative                       9,016          12,603
                                                    ----------------------------
Income from operations                                    8,750           8,888

Interest expense (income), net                               88             (74)
Other expense (income), net                                 853            (162)
                                                    ----------------------------
Income before income taxes                                7,809           9,124

Provision for income taxes                                2,051           2,461
                                                    ----------------------------

Net income                                            $   5,758       $   6,662
                                                    ============================

Basic net income per share                            $    2.88       $    2.88

Diluted net income per share                          $    2.88       $    2.88

See notes to consolidated financial statements.

                               INFICON Holding AG

                      Consolidated Statements of Cash Flows
                           (U.S. Dollars in thousands)

                                                                               March 31            March 31
                                                                                 2000                2001
                                                                              ------------------------------
Cash flows from operating activities:
      Net income                                                               $  5,758            $  6,662
      Adjustments to reconcile net income to net cash provided by operating activities:
          Depreciation and amortization of property, plant and equipment            578                 732
          Deferred taxes                                                              -                 667
          Changes in operating assets and liabilities:
            Trade accounts receivable                                            (9,355)             (3,249)
            Inventories                                                            (385)             (1,931)
            Other assets                                                           (687)               (457)
            Accounts payable                                                       (747)             (3,128)
            Accrued liabilities                                                   2,583               2,934
            Income taxes payable                                                    555                (538)
            Other liabilities                                                       662                 196
            Accrued pension benefits                                               (200)               (175)
                                                                               -----------------------------
Net cash provided by operating activities                                        (1,238)              1,713

Cash flows from investing activities:
      Purchases of property, plant and equipment                                   (248)             (1,399)
                                                                               -----------------------------
Net cash used in investing activities                                              (248)             (1,399)

Cash flows from financing activities:
      Proceeds from officers' notes
                                                                                      -                 707
      Payment to Unaxis relating to pre IPO restructuring                             -              (6,679)
      Net advances to Unaxis                                                      2,081                   -
      Payment on LT Debt                                                                               (122)
                                                                               -----------------------------
Net cash (used in) provided by financing activities                               2,081              (6,094)
                                                                               -----------------------------
Effect of exchange rate changes on cash and cash equivalents                       (300)             (1,310)
                                                                               -----------------------------
Increase in cash and cash equivalents                                               295              (7,090)
Cash and cash equivalents at beginning of period                                    490              28,700
                                                                               -----------------------------
Cash and cash equivalents at end of period                                      $   785          $   21,610
                                                                               =============================

Note 1--Description of Business

            INFICON Holding AG (INFICON or the "Company") is a leading developer, manufacturer and supplier of vacuum instrumentation to semiconductor and other industries worldwide. The Company's products include in situ analyzers, ultra clean processing equipment, leak detectors and vacuum measurement and component products. INFICON is subject to risks common to companies in the semiconductor industry including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development by INFICON or its competitors of technological innovations, dependence on key personnel and the protection of proprietary technology.


Note 2--Basis of Presentation

            The accompanying interim financial statements, as of March 31, 2001, have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. While the quarterly financial information is unaudited, the financial statements included in this report reflect all adjustments (consisting of normal recurring accruals) the Company considers necessary for a fair presentation of the results of operations for the interim periods covered and the financial condition of the Company at the date of the interim balance sheet. Operating results for the three month period ended March 31, 2001 is not necessarily indicative of the results that may be expected for the year ended December 31, 2001.

            The balance sheet at December 31, 2000 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

            The financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 20-F for the year ended December 31, 2000.


Note 3--Use of Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.


Note 4--Inventories

Inventories consist of the following (in thousands):

                                             December 31          March 31
                                                2000                2001
                                                ----                ----
Raw material.............................      $12,254            $11,920
Work in process..........................        2,383              2,251
Finished goods...........................        7,581              8,697
                                               -------            -------
                                               $22,218            $22,868
                                               =======            =======

Note 5--Derivative Financial Instruments


            On January 1, 2001, the Company adopted Financial Accounting Standards Board No. 133 ("FASB 133"), Accounting for Certain Derivative Instruments and Certain Hedging Activities, as amended by FASB Statement No. 137 & 138 ("FASB 137 & 138"). FASB 138 addresses a limited number of issues causing implementation difficulties for companies that are required to apply FASB 133. FASB No. 133 requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Derivatives that are not hedges must be recorded at fair value through earnings.

            The Company enters into foreign currency forward exchange contracts to hedge against certain future movements in foreign exchange rates that affect certain foreign currency denominated sales and purchase transactions. The Company attempts to match the forward contracts with the underlying items being hedged in terms of currency, amount and maturity. These forward contracts have a duration of not longer than one year. The Company's accounting policy, for derivative financial instruments, is based on its designation of such instruments as hedging transactions. An instrument is designated as a hedge based in part on its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. The company records all derivatives on the balance sheet at fair value. In accordance with FASB 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedge as cash flow hedges and evaluated for effectiveness quarterly. The adoption of FASB 133, as of January 1, 2001, resulted in a cumulative after tax credit of U.S. $327 to comprehensive income. For the three months ended March 31, 2001, an after tax charge of U.S. $248 was recorded to comprehensive income.


Note 6--Comprehensive Income


The Company's comprehensive income was:


                                                             For the Quarters Ended March 31
Thousands of dollars                                             2000                2001
                                                             -----------          ----------
Net earnings                                                     $5,758              $6,662
Cumulative effect of adopting FASB 133                                -                 327
Adjustment for revaluation and settlement of hedging
contracts                                                             -               (248)
Change in foreign currency translation adjustments
                                                                  (844)             (8,522)
                                                             -----------          ----------
   Comprehensive income                                          $4,914            ($1,781)
                                                             ===========          ==========

Note 7-Segment Information


            INFICON is a global supplier of instrumentation for analysis, monitoring and control in the vacuum, semiconductor, refrigeration, and automotive markets, with headquarters in the United States, and administrative offices and manufacturing in the United States, Germany, and Liechtenstein, in addition to sales and service locations worldwide. INFICON operates in two primary business segments: Semiconductor Vacuum Instrumentation, and General Vacuum Instrumentation.

            The semiconductor vacuum instrumentation segment includes two major product lines: in situ analysis and ultra clean processing. The products in this segment are developed for use in various semiconductor manufacturing applications. The general vacuum instrumentation segment includes two major product lines: leak detection and vacuum measurement and components. These products are used in numerous markets including air conditioning, refrigeration, automotive and semiconductor manufacturing.

Information on the Company's business segments was as follows (in thousands):

                                                    Quarters ended March 31
                                                       2000          2001
                                                       ----          ----

Sales:
Semiconductor vacuum instrumentation................ $15,696       $19,022
General vacuum instrumentation......................  24,736        30,164
                                                     -------       -------
Total sales......................................... $40,432       $49,186
                                                     =======       =======

Sales between business segments, which were not material, generally were priced at prevailing market prices.

                                                 Quarters ended March 31
                                                  2000              2001
                                                  ----              ----
Gross profit:
Semiconductor vacuum instrumentation             $9,133           $10,367
General vacuum instrumentation                   11,210            14,046
                                                -------           -------
Total gross profit                              $20,343           $24,413
                                                =======           =======
Earnings before interest and taxes:
Semiconductor vacuum instrumentation             $4,503            $4,585
General vacuum instrumentation                    3,394             4,465
                                                -------           -------

Total earnings before interest and taxes         $7,897            $9,050
                                                =======           =======
Depreciation and amortization:
Semiconductor vacuum instrumentation               $310              $269
General vacuum instrumentation                      268               463
                                                -------           -------
                                                   $578              $732
                                                =======           =======
Capital expenditures:
Semiconductor vacuum instrumentation               $111              $583
General vacuum instrumentation                      137               816
                                                -------           -------
                                                   $248            $1,399
                                                =======           =======
Sales by geographic location:(1)
United States                                   $11,483           $14,207
Europe                                           19,407            20,704
Other                                             9,542            14,275
                                                -------           -------
Total sales                                     $40,432           $49,186
                                                =======           =======

                                                         Periods Ended
                                              ----------------------------------
                                              December 31, 2000   March 31, 2001
                                              -----------------   --------------
Identifiable assets:
Semiconductor vacuum instrumentation                $62,740          $67,913

General vacuum instrumentation                       88,330           71,394
                                                   --------          -------
                                                   $151,070          139,307
                                                   ========          =======


Long-lived assets:
Semiconductor vacuum instrumentation                $27,743          $29,471

General vacuum instrumentation                       28,096           27,706

                                                    $55,839          $57,177
                                                   ========          =======


(1) The geographic location of a sale is determined by the subsidiary that recorded the sale, rather than customer location.

Note 8--Historical and Pro Forma Net Income Per Share

            The Company computes basic and diluted earnings per share in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128") "Earnings per Share". SFAS 128 requires both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive common equivalent shares outstanding. The average number of shares outstanding is based upon the capitalization of INFICON after the reorganization. The dilutive effect of options is determined under the treasury stock method using the average market price for the period. Common equivalent shares are included in the per share calculations where the effect of their inclusion would be dilutive. The Company does not have any dilutive common equivalent shares outstanding.

            The following table sets forth the computation of basic and diluted earnings per share:



                                                 Quarters ended March 31,
                                                2000                 2001
                                                ----                 ----

Numerator:
Numerator for basic and
    diluted earnings per
    share:
    Net income............                       $5,758              $6,662
Denominator:
Denominator for basic and
    diluted earnings per
    share:
Weighted average shares
    outstanding...........
                                              2,000,000           2,315,000
Earnings per share:
    Basic                                         $2.88               $2.88
    Diluted                                       $2.88               $2.88

Operating and Financial Review and Prospects

Cautionary Note Regarding Forward -Looking Statements

            Certain statements in this quarterly report on Form 6-K constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may", "believe", "will", "expect", "project", "estimate", "anticipate", "plan" or "continue". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries, the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed under "Recent Developments" below and under "Key Information---Risk Factors" in our most recent annual report on Form 20-F filed by us with the Securities and Exchange Commission.

            As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

            INFICON Holding AG is a corporation (Aktiengesellschaft) organized under the laws of Switzerland. In this quarterly report, "INFICON", the "INFICON Group", "we", "us" and "our" refer to INFICON Holding AG and its consolidated subsidiaries. All references to "Unaxis" refer to our major shareholder, Unaxis Holding AG, a corporation (Aktiengesellschaft) organized under the laws of Switzerland.

            INFICON Holding AG is a leading developer, manufacturer and supplier of vacuum instrumentation to semiconductor and other industries worldwide. The Company's products include in situ analyzers, ultra clean processing equipment, leak detectors and vacuum measurement and component products. INFICON is subject to risks common to companies in the semiconductor industry including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development by INFICON or its competitors of technological innovations, dependence on key personnel, and the protection of proprietary technology.

Recent Developments

            Approximately 39% of our sales during 2000 and the quarter ended March 31, 2001 were for the semiconductor vacuum instrumentation business; however, we expect a slowdown in orders from this segment, specifically with orders for general vacuum instrumentation products that serve the optical data storage, flat panel display, and semiconductor manufacturing markets. At the same time, we expect the non-semiconductor related markets, served by our general vacuum instrumentation business, to remain stable. Our business depends substantially upon the strength of demand from semiconductor chip manufacturers and semiconductor equipment manufacturers, or OEMs, which in turn depend upon the current and anticipated demand for semiconductors and products using semiconductors. Current market conditions are showing a reduction in demand for the products manufactured by semiconductor capital equipment manufacturers and semiconductor device manufacturers. This was especially the case for our ultra-clean processing product line, and we have recently started to see a parallel effect on in situ analysis sales. We also see a slowdown in orders for our general vacuum instrumentation products because of decreased demand in the optical storage and flat panel display markets. A decline in the level of orders could have an adverse effect on our business, financial condition and results of operations.

Results of Operations

            Net Sales

            Net sales increased 21.7% to $49.2 million for the three months ended March 31, 2001 from $40.4 million for the three months ended March 31, 2000. This increase is due to growth of sales volume in both business segments. Price changes did not have a significant impact on our net sales; however, our European sales are subject to a currency translation effect due to the weak European and Asian currencies. Sales for the quarter ended March 31, 2001 were negatively impacted by changes in currency exchange rates of U.S. $0.9 million, primarily with respect to the Euro and Japanese Yen, as compared to the first quarter 2000.

            Semiconductor Vacuum Instrumentation Segment. Net sales increased by 21.2% to U.S.$19.0 million for the quarter ended March 31, 2001 from U.S.$15.7 million for the quarter ended March 31, 2000. This increase resulted from an increase in sales volume in the in situ analysis products due to a strong increase in demand for our products from semiconductor equipment manufacturers in the United States and Asia; however, this was offset by weaker sales in the ultra clean processing product line due to weaker demand from back-end semiconductor packaging customers in Asia and Europe.

            General Vacuum Instrumentation Segment. Net sales increased by 21.9% to U.S.$30.2 million for the quarter ended March 31, 2001 from U.S.$24.7 million for the quarter ended March 31, 2000. This increase resulted from a combination of increased sales volume of leak detectors resulting from a strong demand from semiconductor customers in the United States and Asia and a strong demand for gauges, specifically from OEMs in Europe and Japan.

            Gross Profit

            Gross profit increased by 20.0% to U.S.$24.4 million, or 49.6% of net sales, for the quarter ended March 31, 2001 from U.S.$20.3 million, or 50.3% of net sales, for the quarter ended March 31, 2000. The increase in gross profit resulted primarily from the increase in net sales. Gross profit margins decreased largely due to the underutilization of manufacturing capacity in our ultra-clean processing product line; however, this was partially offset by a favorable product mix in our general vacuum instrumentation business.

            Research and Development

            Research and development costs increased by 13.4% to U.S.$2.9 million, or 5.9% of net sales, for the quarter ended March 31, 2001 from U.S.$2.6 million, or 6.4% of net sales, for the quarter ended March 31, 2000. This increase reflects an increase in compensation and project material expenses.

            Selling, General and Administrative

            Selling, general and administrative expenses increased by 39.8% to U.S.$12.6 million, or 25.6% of net sales, for the quarter ended March 31, 2001 from U.S.$9.0 million, or 22.3% of net sales, for the quarter ended March 31, 2000. This increase is mainly due to higher compensation expense for increased headcount, bonus and commission expense, increased travel expense and expenses related to being a public company. This increase is partially offset by a cost reduction in other operating expense for the Unaxis management fee we no longer incur since the IPO.

            Income from Operations

            For the reasons stated above, income from operations increased to U.S.$8.9 million, or 18.1% of net sales, for the quarter ended March 31, 2001 from U.S.$8.8 million, or 21.6% of net sales, for the quarter ended March 31, 2000.

            Provision for Income Taxes

            Provision for income taxes increased to U.S.$2.5 million, or 27.0% of income before income taxes for the quarter ended March 31, 2001 from U.S.$2.1 million, or 26.3% of income before taxes, for the quarter ended March

31, 2000. This increase resulted from an increase in taxable income and the change in the effective tax rate. The effective tax rate has increased due to increased earnings in higher-taxed jurisdictions.

            Net Income

            For the reasons stated above, net income increased to U.S.$6.7 million, or 13.5% of net sales, for the quarter ended March 31, 2001 from U.S.$5.8 million, or 14.2% of net sales, for the quarter ended March 31, 2000.


Liquidity and Capital Resources

            Historically, we have been able to finance our operations and capital requirements through cash provided by operations. Cash provided (used) by operating activities was U.S.$1.7 million and U.S.$(1.2) million for the quarters ended March 31, 2001 and 2000, respectively. In 2001, cash provided by operating activities of U.S.$1.7 million consisted of net income of U.S.$6.7 million, depreciation and amortization of U.S.$.7 million and a net increase in operating assets and liabilities of U.S.$5.7 million. In 2000, cash used by operating activities of U.S.$(1.2) million consisted of net income of U.S.$5.8 million, depreciation and amortization of U.S.$.6 million and a net increase in working capital of U.S.$7.6 million.

            Working capital was U.S.$51.0 million as of March 31, 2001, compared to U.S.$53.6 million as of December 31, 2000. The decrease was due primarily to a decrease in cash of U.S.$5.6 million and the effect of foreign currency adjustments, which totaled U.S.$8.7 million and other changes in operating assets and liabilities totaling $0.7 million. The above changes were offset by a decrease in accounts payable-affiliate of U.S.$12.4 million.

            Cash used in investing activities was U.S.$1.4 million and U.S.$0.2 million for the quarter ended March 31, 2001 and 2000, respectively, primarily for the purchase of property and equipment in each period. Cash (used in) provided by financing activities was U.S.$(6.1) million and U.S.$2.1 million for the quarter ended March 31, 2001 and 2000, respectively. In the quarter ended March 31, 2001, we repaid a portion of the short term debt, to our affiliate, of U.S.$6.7 million.

            We currently rely on a credit facility for up to U.S.$30 million by Credit Suisse and relied on loans provided by Unaxis during 2000. The funds are borrowed and repaid throughout the year, as cash flow is available. The interest charged by Credit Suisse is currently LIBOR + 1.25% p.a. for fixed advances. The interest charged by Unaxis on the loans provided was 7% of the outstanding balance..

            We currently believe the cash generated from operations, cash and cash equivalents, and borrowings available under our line of credit, will continue to be sufficient to satisfy our working capital and capital expenditure requirements. Capital expenditures will be higher in 2001 than in 2000 because we expect to invest approximately U.S.$ 4.0 million for building infrastructure changes and leasehold improvements for our manufacturing facility in Cologne, Germany and for the move of our Liechtenstein operations to a new facility in Balzers, Liechtenstein.

            We made full recourse loans available to our executive officers eligible to participate in the leveraged share plan for the purpose of purchasing up to 80% of the shares allocated to them under the plan. Loans made to executive officers have a term of 7 years and are on a recourse basis. The loans are secured by all of the shares purchased under the leveraged share plan, and we have either a first, or, if a portion of the shares are financed or refinanced by another lender, a second lien, on the shares. The loans have an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue Code) determined on the date the loans are made. The lock-up agreement entered into with the underwriters will be released to the extent that it is necessary for us or any other lender to realize a security in the shares. Under U.S. GAAP, the balances of the loans payable to us are offset against the value of the shares on our balance sheet. During the quarter ended March 31, 2001, we have received approximately $.7 million in payments against the outstanding loans.

Quantitative and Qualitative Disclosure of Market Risk

            In the period ended March 31, 2001, we did not experience any material change in the market risk exposures affecting the quantitative and qualitative disclosures as presented in our annual report on Form 20-F for the fiscal year ended December 31, 2000.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                       INFICON Holding AG




Date: May  15, 2001                    By:    /s/ Peter Maier
                                           -------------------------------------
                                       Name:  Peter G. Maier
                                       Title: Vice President and Chief Financial
                                              Officer